UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TARO PROVIDES RESULTS FOR SEPTEMBER 30, 2023

Hawthorne, NY, October 26, 2023 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and six months ended September 30, 2023.

Quarter ended September 30, 2023 Highlights ─ compared to September 30, 2022

•
Net sales of $148.2 million increased, in part, due to a one-time gross-to-net (“GTN”) adjustment. Excluding the impact of the one-time GTN adjustments in both quarters, the sales growth was mid-single-digits.
•
Gross profit of $73.6 million (49.7% of net sales) compared to $47.0 million (36.0% of net sales).
•
Research and development (R&D) expenses of $14.3 million increased $2.8 million, principally the result of increased clinical studies.
•
Selling, marketing, general and administrative expenses (SMG&A) of $54.5 million included certain one-time charges of $6.1 million principally related to work performed by the Special Committee that was established by the Taro Board to consider the proposal submitted by Sun Pharmaceutical Industries Ltd. on May 26, 2023. Excluding these charges, SMG&A was $48.4 million compared to $42.3 million.
•
Operating income was $4.7 million;excluding the impact from the certain one-time charges, operating income was $10.9 million compared to operating loss of $(6.8) million in the previous year quarter.
•
Interest and other financial income of $14.0 million increased $9.7 million.
•
Tax expense of $9.1 million compared to a tax benefit of $2.1 million in the prior year quarter.
•
Net income was $8.5 million compared to net loss of $(2.8) million, resulting in earnings per share of $0.23 compared to loss per share of $(0.07). Excluding the impact of the aforementioned certain one-time charges, net income was $14.3 million, resulting in earnings per share of $0.38.

Six Months ended September 30, 2023 Highlights ─ compared to September 30, 2022

•
Net sales of $307.1 million increased $19.9 million, or 6.9%.
•
Gross profit of $137.7 million (44.8% of net sales in each period) increased $9.1 million.
•
R&D expenses of $30.5 million increased $7.4 million, principally the result of increased clinical studies.
•
SGM&A of $110.4 million included certain one-time charges of $12.3 million (of which $6.2 million from the first quarter of the current year) related to the aforementioned certain one-time charges. Excluding these charges, SMG&A was $98.1 million, in line with the prior year quarter.
•
Operating loss was $(3.2) million; excluding the impact from the certain one-time charges, operating income was $9.1 million compared to $7.2 million.
•
Interest and other financial income of $24.9 million increased from $6.2 million.
•
Net income was $18.6 million compared to $11.3 million, resulting in earnings per share of $0.49 compared to earnings per share of $0.30. Excluding the impact of the aforementioned certain one-time charges, net income was $29.2 million, resulting in earnings per share of $0.78.

Cash Flow and Balance Sheet Highlights

•
Net cash provided by operations for the six months ended September 30, 2023 was $55.3 million compared to net cash used in operations of $37.7 million for the six months ended September 30, 2022.
•
As of September 30, 2023, cash and cash equivalents, short-term bank deposits and marketable securities (both short- and long-term) increased $40.2 million to $1.3 billion from March 31, 2023.

The Company cautions that the foregoing 2023 financial information is unaudited and is subject to change.

************************

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company. The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2024. Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements are applicable only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended		Six Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Sales, net	$148,202	$130,498	$307,096	$287,163
Cost of sales	74,600	83,536	169,410	158,595
Gross profit	73,602	46,962	137,686	128,568

Operating Expenses:
Research and development	14,325	11,522	30,470	23,030
Selling, marketing, general and administrative	54,537	42,255	110,398	98,377
Operating income/(loss) *	4,740	(6,815)	(3,182)	7,161

Financial (income)/expense, net:
Interest and other financial income	(13,972)	(4,296)	(24,862)	(6,222)
Foreign exchange (income)/expense	1,623	2,788	(460)	3,082
Other gain, net	566	395	956	839
Income/(loss) before income taxes	17,655	(4,913)	23,096	11,140
Tax expense/(benefit)	9,108	(2,100)	4,515	(126)
Net income/(loss) *	$8,547	$(2,813)	$18,581	$11,266

Net income/(loss) per ordinary share:
Basic and Diluted *	$0.23	$(0.07)	$0.49	$0.30

Weighted-average number of shares used to compute net income/(loss) per share:
Basic and Diluted	37,584,891	37,584,891	37,584,891	37,584,891

May not foot due to rounding.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	March 31,
	2023	2023
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$269,011	$154,495
Short-term bank deposits	119,980	119,980
Marketable securities	518,058	575,814
Accounts receivable and other:
Trade, net	181,064	202,260
Other receivables and prepaid expenses	46,254	57,210
Inventories	208,188	226,669
TOTAL CURRENT ASSETS	1,342,555	1,336,428
Marketable securities	388,370	404,896
Property, plant and equipment, net	189,893	190,139
Deferred income taxes	100,807	103,672
Goodwill	17,231	17,231
Other assets	80,617	83,147
TOTAL ASSETS	$2,119,473	$2,135,513

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$43,059	$68,485
Other current liabilities	318,429	317,064
TOTAL CURRENT LIABILITIES	361,488	385,549
Deferred taxes and other long-term liabilities	10,429	19,106
TOTAL LIABILITIES	371,917	404,655

Taro shareholders' equity	1,747,556	1,730,858
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,119,473	$2,135,513

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six Months Ended September 30,
	2023	2022
Cash flows from operating activities:
Net income	$18,581	$11,266
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	15,498	13,994
Change in derivative instruments, net	—	(24)
Decrease in goodwill and intangible assets	250	—
Effect of change in exchange rate on marketable securities and bank deposits	202	1,358
Deferred income taxes, net	2,539	2,245
Decrease (increase) in trade receivables, net	20,927	(2,071)
Decrease (increase) in inventories, net	18,356	(5,316)
Decrease in other receivables, income tax receivables, prepaid expenses and other	10,862	5,739
Decrease in trade, income tax, accrued expenses and other payables	(28,837)	(71,798)
(Income)/expense from amortization of marketable securities bonds, net	(3,085)	6,940
Net cash provided by (used in) operating activities	55,293	(37,667)

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(13,800)	(3,443)
Investment in other intangible assets	(50)	(68)
Investment in short-term bank deposits, net	—	(48,044)
Proceeds from marketable securities, net	73,716	15,516
Net cash used in (provided by) investing activities	59,866	(36,039)

Cash flows from financing activities:
Net cash used in financing activities	—	—

Effect of exchange rate changes on cash and cash equivalents	(643)	(2,237)
Increase (decrease) in cash and cash equivalents	114,516	(75,943)
Cash and cash equivalents at beginning of period	154,495	251,134
Cash and cash equivalents at end of period	$269,011	$175,191

Cash Paid during the year for:
Income taxes	$6,232	$3,091
Cash Received during the year for:
Income taxes	$12,930	$14,156
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,097	$3,206
Non-cash financing transactions:
Purchase of marketable securities, net	$157	$6,199
Sale of marketable securities	$157	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2023

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Uday Baldota

Name: Uday Baldota

Title: Chief Executive Officer and Director